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COST SHARING AGREEMENT

This Agreement, made and dated   January 6, 2003 between **Resin Systems Inc.**, an Alberta corporation ("**RSI Canada**") and **Resin Systems International Ltd.**, a company incorporated under the laws of Barbados ("**RSI International**").

WHEREAS:

The Parties have entered into a Technology Transfer Agreement whereby, in exchange for fair market value consideration, RSI Canada has assigned the International Rights to the Technologies to RSI International; and

As joint owners of the Technologies, the Parties wish to establish a plan for their development and marketing, and to reach agreement as to how they will share the costs, risks and benefits associated with the development of Improvements and New Technologies.

Capitalized terms in these recitals shall have the meanings ascribed to them in Article 1.

NOW, THEREFORE, in consideration of the mutual promises and covenants hereinafter set forth, IT IS HEREBY AGREED AS FOLLOWS:

ARTICLE 1
INTERPRETATION

As used in this Agreement, the following terms shall have the following meanings:

1.1   **Definitions**

In this Agreement:

(a)   "**Act**" means the *Income Tax Act* (Canada), as amended from time to time;

(b)   "**Agreement**" means this agreement, including the recitals and any schedules to this agreement, as amended, supplemented or restated from time to time;

(c)   "**Cost Contribution**" means the amount contributed by a Party to the Development Costs of Product Development pursuant to this Agreement;

(d)   "**Development Costs**" means all actual costs relating to product development including but not limited to engineering, personnel, facilities and materials;

(e)   "**Development Plan**" has the meaning ascribed to it in Section 2.1 herein;

(f)   "**Improvements**" means any improvements, revisions or other modifications made to, or replacement of, any art, process, machine, manufacture or composition of matter inherent in the Technologies and the Intellectual Property Rights contained therein, occurring after the date hereof;

(g)   "**Intellectual Property Rights**" means any of the rights in ideas, research, discoveries, designs, systems, patterns, specifications, technology, know-how, formulae, process, composition, manufacture or composition of matter, confidential information, data, computer software development tools, operating systems, source code, object code, subroutines, algorithms, methods

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and processes including, without limitation, patents, trade-marks, copyrights and trade secrets and applications for and the right to apply for patent, copyright, trademark or any other intellectual property rights protection;

(h) **"International Rights"** means the exclusive Intellectual Property Rights in the Technologies, including, but not limited to, the right to make, have made, use, sell, license, reproduce, distribute, modify, make Improvements, create New Technologies, display, transmit, and publish the Technologies anywhere in the world, other than in Canada and the United States;

(i) **"Minister"** means the Minister of National Revenue of Canada;

(j) **"New Technologies"** means new stand-alone technologies that are not Improvements;

(k) **"North American Rights"** means the exclusive Intellectual Property Rights in the Technologies including, but not limited to, the right to make, have made, use, sell, license, reproduce, distribute, modify, make Improvements, create New Technologies, display, transmit, and publish the Technologies, within the territories of Canada and the United States;

(l) **"Parties"** means the parties to this Agreement and **"Party"** means either one of them;

(m) **"Person"** means any natural person, sole proprietorship, partnership, corporation, trust, joint venture, or any incorporated or unincorporated entity or association of any nature;

(n) **"Qualifying Cost Contribution Arrangement"** means a qualifying cost contribution arrangement as defined in subsection 247(1) of the Act; and

(o) **"Technologies"** means the technologies described as the "Version Technology" and the "Winding Technology" as those terms are defined in the Technology Transfer Agreement, as well as New Technologies and Improvements as they are made to the Technologies from time to time;

(p) **"Technology Transfer Agreement"** means the agreement entered into by the Parties as of January 6, 2003 and evidenced by the document of the same name executed May 16, 2003.

1.2 Headings

Headings are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 Subdivisions

Unless otherwise stated, reference in this Agreement to a section, paragraph, schedule or other subdivision is a reference to such section, paragraph, schedule or other subdivision within this Agreement.

1.4 Number and Gender

Whenever the context so requires, any term used in this Agreement importing the singular number shall include the plural and vice versa, and words importing any gender shall include all other genders.

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1.5 Monetary References

Whenever an amount of money is referred to in this Agreement, such amount shall be deemed to be Canadian dollars, unless otherwise stated.

1.6 Use of the Word "Including"

In this Agreement, the word "**including**" when following any general term or statement will not be construed as limiting the general term or statement to the specific matter immediately following the word "including" or to similar matters, and the general term or statement will be construed as referred to all matters that reasonably could fall within the broadest possible scope of the general term or statement.

1.7 Invalidity of Provisions

If, for any reason, any provision of this Agreement or the application of any provision of this Agreement to any Person or circumstance is to any extent held or rendered invalid, unenforceable or illegal, then such provision shall:

(a) be deemed to be independent of the remainder of this Agreement and to be severable and divisible from this Agreement and its invalidity, unenforceability or illegality shall not affect, impair or invalidate the remainder of this Agreement or any other part of this Agreement; and

(b) continue to be applicable to and enforceable to the fullest extent permitted by law against any Person in and any circumstances other than those in respect of which it has been held or rendered invalid, unenforceable or illegal.

1.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Alberta, Canada and the reference to such laws shall not, by the application of conflict of law rules, or otherwise, require the application of the laws in force in any jurisdiction other than the Province of Alberta, Canada. The Parties agree to submit and attorn to the jurisdiction of the Courts of the Province of Alberta, Canada with respect to all matters arising from this Agreement.

1.9 Waiver

No waiver by a party of any provision, or the breach of any provision, of this Agreement shall be effective unless it is contained in a written instrument duly executed by the party granting the waiver. Such waiver shall affect only the matter specifically identified in the instrument granting the waiver and shall not extend to any other matter, provision or breach. The failure of a party to give notice to any other party or to take any other steps in exercising any right, or in respect of the breach or non-fulfillment of any provision of this Agreement, shall not operate as a waiver of that right, breach or provision nor shall any single or partial exercise of any right preclude any other or future exercise of that right or the exercise of any other right, whether in law or in equity or otherwise.

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ARTICLE 2
PRODUCT DEVELOPMENT PROGRAM

2.1   **Development Plan**

On or before each anniversary of the date hereof during the term of this Agreement, and at a time and location to be mutually agreed upon, the Parties shall meet to establish a plan for Product Development to take place over the 12-month period commencing on the particular anniversary date (each a "**Development Plan**"). When establishing the Development Plan, the Parties agree to use reasonable commercial efforts to determine, among other things:

(a)   each Party's anticipated needs with respect to Product Development of New Technologies;

(b)   the anticipated Development Costs associated with Product Development of New Technologies;

(c)   the anticipated Development Costs associated with Improvements as the need for them occurs from time to time over the term of the Development Plan;

(d)   each Party's proportionate Cost Contribution to the Development Costs over the term of the Development Plan; and

(e)   the requirements of a Qualifying Cost Contribution Agreement including those requirements set out in Article 3 hereof.

2.2   **Product Development**

Unless agreed otherwise by the Parties, RSI Canada shall, with the reasonable assistance of RSI International as required, be responsible for all Product Development. RSI Canada shall diligently conduct all Product Development according to the Development Plan and shall use reasonable commercial efforts to reach the goals of the Development Plan at the estimated Development Costs.

2.3   **Changes to the Development Plan**

If, over the term of a Development Plan, either Party recognizes a need for a specific Improvement, it may notify the other Party of such need and the Parties will then promptly discuss in good faith modifying the Development Plan to incorporate the development of the Improvement.

2.4   **Actual Development Costs and Cost Contribution Adjustments**

As soon as reasonably practicable after the expiration of the term of any Development Plan, RSI Canada shall provide RSI International with a detailed breakdown of the actual Development Costs incurred during the term of the expired Development Plan. The Parties shall then make any adjustments to the proportionate Cost Contribution made by each Party with the intention of giving effect to Article 3 of this Agreement.

ARTICLE 3
COST CONTRIBUTION ARRANGEMENT

3.1   **Intent**

It is intended that the cost contribution arrangement hereunder be a Qualifying Cost Contribution Arrangement for the purposes of subsection 247(1) of the Act and the Parties hereby

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acknowledge their specific intention to share the costs and risks of producing, developing or acquiring all property comprising Improvements and New Technologies in proportion to the benefits each Party expects to derive from the exploitation thereof.

3.2   Determination of Benefit

In the course of establishing each Development Plan in accordance with Article 2 hereof, the Parties agree to estimate their proportionate benefit in the applicable Improvements or New Technologies by estimating:

(a)   the anticipated additional income each Party is expected to generate as a result of its Cost Contribution to the Development Costs associated with the Development Plan; or

(b)   the anticipated costs savings each Party is expected to enjoy as a result of its Cost Contribution to the Development Costs associated with the Development Plan;

expressed as a percentage of the aggregate additional income or cost savings, as the case may be, based on one or more of the following allocation keys, as appropriate:

(a)   sales/cost of sales;

(b)   units used, produced or sold;

(c)   gross or operating profits;

(d)   number of employees; or

(e)   capital invested/returned.

3.3   Costs Subject to Allocation

For purposes of this Article 3, Development Costs subject to allocation in accordance with Article 2 hereof will be net of aggregate amounts received by either Party with respect to the Improvements and the New Technologies. Development Costs which constitute scientific research and experimental development for purposes of the Act will be calculated without reduction for tax incentives derived under the Act but net of amounts otherwise received from the Government of Canada or a Province.

3.4   Arms' Length Principle

The Parties agree that:

(a)   Development Costs payable to a Party will not exceed amounts which would be payable to a person which was not a Party or related to a Party; and

(b)   the Cost Contribution of a Party will not exceed the amounts which a person which was not a Party or related to a Party would contribute, taking into consideration the benefit to be derived therefrom.

3.5   Contemporaneous Documentation

The Parties agree that they will, on a timely basis,

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(a) make, obtain or maintain, as applicable, records and documents that completely and accurately describe all material aspects of the cost contribution arrangement hereunder; and

(b) make such records and documents available to the Minister,

all as prescribed by Section 247 of the Act.

3.6 Effective Date

The cost sharing arrangement between the Parties shall be effective as of the date hereof, notwithstanding the date on which this Agreement is executed.

ARTICLE 4
OWNERSHIP OF NEW INTELLECTUAL PROPERTY RIGHTS

4.1 Intent

It is anticipated that Product Development from the date hereof and during the execution of each Development Plan will result in the creation of new Intellectual Property Rights in the Improvements and New Technologies. It is the intention of the Parties that:

(a) RSI Canada shall own the North American Rights to any new Intellectual Property Rights created during the term of this Agreement; and that

(b) RSI International shall own the International Rights to any new Intellectual Property Rights created during the term of this Agreement.

4.2 Assignment of Intellectual Property Rights

To the extent that the intention of the Parties expressed in Section 4.1 does not occur by operation of law, each Party agrees to execute, and to cause their respective employees and/or consultants engaged in Product Development to execute, any further documentation necessary, as well as take all further actions necessary, to ensure that the intention of the Parties expressed in Section 4.1 is realized.

4.3 Records

Each Party shall keep and maintain at their respective business offices complete and accurate records of all Development Plans, as well as all work done in connection with Product Development and the related Cost Contributions.

4.4 Waiver of Right of Accounting

For the avoidance of doubt, both Parties hereby acknowledge and agree that no royalty, accounting, consent or other amount or obligation (other than the Cost Contributions referred to herein) from or related to the use, manufacture, exploitation, assignment, sale, divestiture, license, sublicense or transfer, in whole or in part, of the Technologies by either Party or its permitted assigns. Any fees or amounts derived by either Party, its agents or assigns from the use, manufacture, exploitation, assignment, sale, divestiture, license, sublicense or transfer, in whole or in part, of that Party's right in the Technologies, will enure fully and exclusively to the benefit of that Party.

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ARTICLE 5
INTELLECTUAL PROPERTY RIGHTS PROTECTION

5.1   Filing and Maintenance of Patents and Registration of Copyrights

The Parties agree that RSI Canada shall, in consultation with RSI International, be responsible for filing all patent applications as are reasonably required to protect the Intellectual Property Rights in the Technologies, as well as new Intellectual Property Rights occurring through Product Development. RSI International shall use reasonable diligence and efforts under the circumstances to assist RSI Canada to prosecute and maintain in force the Intellectual Property Rights in the resulting patents. Furthermore, the Parties agree that RSI Canada shall be responsible for the registration of any Intellectual Property Rights in any jurisdiction as it relates to the Technologies and any new Intellectual Property Rights created through Product Development. RSI International agrees to assist RSI Canada in any way necessary to carry out such registrations, including the execution of all necessary documentation.

5.2   Intellectual Property Rights Actions

Either Party shall have the right to bring, defend, and maintain any appropriate suit or action for infringement of the Intellectual Property Rights in the Technologies. If the Party bringing the action finds it necessary to join the other in such suit or action, the Party not bringing the action shall execute all papers and perform such other acts as may be reasonably required and may, at its option, be represented by counsel of its choice. Any amounts recovered in any such action or suit, whether by judgment or settlement, shall be divided between the Parties as mutually agreed.

ARTICLE 6
TERM

6.1   Term

This Agreement commenced on the date hereof and shall remain in full force and effect until the earlier of:

(a)   the liquidation or dissolution of either or both Parties;

(b)   its termination by either Party by providing the other with at least 90 days notice prior to the end of the term of any Development Plan; or

(c)   as mutually agreed upon by the Parties.

6.2   Survival

Notwithstanding the termination of this Agreement for any reason, the provisions contained in Article 4 shall remain in full force and effect indefinitely.

ARTICLE 7
MARKETING ARRANGEMENTS

7.1   Marketing Responsibilities

The Parties agree that RSI Canada shall undertake and perform all worldwide marketing and promotional activities for the Technologies on behalf of the Parties. RSI Canada shall use its

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reasonable efforts to diligently market the Technologies with the intention of economically producing the maximum amount of revenue and profit for RSI Canada and RSI International, but in such a way as to not detract from the image and reputation of the Technologies.

7.2 Sharing of Marketing Expense

The Parties agree to share in all costs relating to the worldwide marketing and promotion of the Technologies, including, but not limited to, promotional and sales literature, travel costs, and advertising. Each Party's proportional contribution to such marketing expenses shall be determined by reviewing, among other things, each Party's sales revenues for the period during which the expenses were incurred, as well as the geographical concentration of the marketing efforts.

ARTICLE 8
MISCELLANEOUS

8.1 Further Assurances

Each Party shall, from time to time, promptly execute and deliver all further documents and take all further action reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement and to complete the transactions contemplated by this Agreement.

8.2 Entire Agreement

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or oral, express or implied, statutory or otherwise.

8.3 Enurement

This Agreement shall enure to the benefit and be binding upon the Parties and their respective successors and permitted assigns.

8.4 No Warranties

THE PARTIES EXPRESSLY DISCLAIM TO EACH OTHER ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NONINFRINGEMENT. THE PARTIES MAKE NO REPRESENTATION, WARRANTY OR GUARANTEE, EXPRESS OR IMPLIED, WITH RESPECT TO IMPROVEMENTS OR NEW TECHNOLOGIES TO BE FURNISHED HEREIN.

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8.5   Counterparts

       This Agreement may be executed in any number of counterparts (including by telefax), each of which shall be deemed to be an original and all of which will be construed together as one agreement.

       The Parties hereby agree, acknowledge and declare that this Agreement and the terms and conditions set out herein shall be and shall be effective as of January 6, 2003, notwithstanding the date on which this Agreement is executed by or on behalf of either or both Parties.

RESIN SYSTEMS INC.



By: _____

Name: _PRES. & CEO_

Title: _____

RESIN SYSTEMS INTERNATIONAL LTD.



By: _____

Name: _MICHAEL CARTER_

Title: _DIRECTOR_